

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Scott A. Cox
Chief Executive Officer
Verde Bio Holdings, Inc.
5 Cowboys Way, Suite 300
Frisco, TX 75034

> **Re: Verde Bio Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 13, 2020**
> **File No. 024-11365**

Dear Mr. Cox:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A

Risk Factors, page 6

1. Please add a risk factor that address the concentration of your beneficial ownership and voting power with your CEO Scott Cox, who currently has 99.55% voting power.

2. Please add a risk factor that addresses the significant dilution that investors in your offering given your lack of assets. Further, please also address your concurring resale registration statement on Form S-1 (333-248196) that may also increase the public float of your common stock by over 41 million shares of common stock.

Business, page 25

3. We note that you issued 10,000,000 shares of common stock for mineral, oil and gas interests to BK Cook Family Partnership on August 10, 2020 as a related party transaction per page 31. Please describe these mineral, oil and gas interests and clarify the nature of

the related party relationship. Further, we note per page 25 that you anticipate acquiring additional mineral, oil and gas interests by November 15, 2020. Please update the Offering Circular for this proposed transaction as necessary and described the material terms of the transaction.

4. Please provide a more detailed description of the mineral, oil and gas interests that you seek to acquire as part of your business plan and your involvement in the underlying properties. Clarify if these interests are securities and what your role will be with the underlying properties.

General

5. Your offering is presented as having varying offering prices based on differing tranches being sold. Please be aware that you must have the same fixed price for all of the shares offered in your Offering Circular. Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. Martin Tate, Esq.